UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY
TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-148909

OPTI CANADA INC.
(Exact name of registrant as specified in its charter)

1600, 555 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$1,000 million 8.25% Senior Secured Notes due 2014
$750 million 7.875% Senior Secured Notes due 2014
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)		Rule 12h-6(i)	☐
(for debt securities)	☒	(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

A. OPTI Canada Inc. (“OPTI”) is a Canadian corporation and was incorporated under the laws of New Brunswick and was continued under the Canada Business Corporations Act. OPTI incurred the duty to file reports under the Exchange Act of 1934, as amended (the “Exchange Act”) in 2008 pursuant to a Registration Statement on Form F-10 (Registration Statement No. 333-148909) that was declared effective on February 7, 2008.

B. OPTI has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “Commission”) for the twelve months preceding the filing of this Form 15F, including the Annual Report on Form 40−F for the fiscal year ended December 31, 2010, which was filed on March 17, 2011.

Item 2. Recent United States Market Activity

On February 6, 2008, OPTI filed a prospectus pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”)  with the Commission relating to an offering of (i) $1,000,000,000 aggregate principal amount of 8.25% Senior Secured Notes due 2014 issued by OPTI (the “8.25% Notes”), in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act and (ii) $750,000,000 aggregate principal amount of 7.875% Senior Secured Notes due 2014 issued by OPTI (the “7.875% Notes” and, together with the 8.25% Notes, the “Notes”), in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act.

Since that time, OPTI has not conducted any other offerings of securities required to be registered under the Securities Act.

Item 3. Foreign Listing

A. The class of securities that are the subject of this form are not listed on any exchange.

B. Not applicable.

C. Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of November 28, 2011, there are no record holders of the Notes who are United States residents.

Item 7. Notice Requirement

OPTI disclosed its intention to terminate its duty to file reports in a Current Report on Form 6-K submitted to the Commission on December 14, 2011.

Item 8. Prior Form 15 Filers

Not applicable.

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

Item 10.  Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, OPTI Canada Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, OPTI Canada Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h−6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

OPTI Canada Inc.
(Registrant)

Date: December 14, 2011

By:	/s/ Joe Bradford
Joe Bradford
Vice President Joint Ventures